ITEM 77M: Mergers

MORGAN STANLEY INSTITUTIONAL FUND, INC. - ADVANTAGE PORTFOLIO

      On May 10, 2010, a Special Meeting of Shareholders of Van Kampen Core Growth Fund, a series of Van Kampen Equity Trust II ("Core Growth") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Van Kampen Equity Trust II, on behalf of Core Growth, and Morgan Stanley Institutional Fund, Inc. on behalf of the Advantage Portfolio ("Advantage"), pursuant to which substantially all of the assets of Core Growth would be combined with those of Advantage and shareholders of Core Growth would become stockholders of Advantage receiving shares of Advantage with a value equal to the value of their holdings in Core Growth. On January 20, 2010 the Board of Trustees unanimously approved the Reorganization Agreement, and on May 10, 2010 the Reorganization Agreement was approved by the affirmative vote of a majority of the outstanding shares of Core Growth represented in person or by proxy and entitled to vote at the meeting.

      On May 21, 2010, the Reorganization Agreement between Core Growth and Advantage was completed according to the terms set forth above and in the Reorganization Agreement.